UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)

COMVERGE, INC.

(Name of Subject Company)

COMVERGE, INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

205859101

(CUSIP Number of Class of Securities)

Matthew H. Smith

Senior Vice President, General Counsel and Secretary

Comverge, Inc.

5390 Triangle Parkway, Suite 300

Norcross, Georgia 30092

(678) 392-4954

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Steven M. Tyndall, Esq. Baker Botts L.L.P. 98 San Jacinto Boulevard Suite 1500 Austin, TX 78701 (512) 322-2500	Thomas L. Hanley, Esq. Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, NW Suite 500 Washington, DC 20036 (202) 292-4525

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note

This Amendment No. 8 (“Amendment No. 8”) amends Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission and dated April 12, 2012, by Comverge, Inc., a Delaware corporation (the “Company” or “Comverge”), (as amended from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Peak Merger Corp., a Delaware corporation (“Purchaser”), which is a subsidiary of Peak Holding Corp., a Delaware corporation (“Parent”), to purchase all of the Company’s outstanding shares of common stock (the “Shares”) for $1.75 per Share, net to the selling stockholder in cash, without interest thereon and subject to any withholding of taxes required by applicable law, upon the terms of and subject to the conditions set forth in the Offer to Purchase of Parent and Purchaser dated April 11, 2012, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 8. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following subsection captioned “Expiration of the Offer, as extended, and Announcement of Subsequent Offering Period”:

“Expiration of the Offer, as extended, and Announcement of Subsequent Offering Period

The Offer, as extended, expired at 5:00 p.m., New York City time, on Wednesday, May 9, 2012 (the “Expiration Time”). Based on information from the depositary, as of the Expiration Time, a total of 14,407,789 Shares had been validly tendered and not withdrawn pursuant to the Offer, including 744,898 Shares subject to guaranteed delivery procedures. Purchaser accepted for payment all of such Shares in accordance with the terms of the Offer. As a result of these transactions, Purchaser owns approximately 52.2% of the Shares.

In accordance with the Merger Agreement, Purchaser has commenced a subsequent offering period to acquire all remaining untendered Shares (the “Subsequent Offering Period”). The Subsequent Offering Period will expire at 11:59 p.m., New York City time, on Monday, May 14, 2012. During the Subsequent Offering Period, Purchaser will immediately accept for payment and promptly pay for properly tendered Shares as such Shares are tendered. Stockholders who properly tender during the Subsequent Offering Period will receive the same $1.75 per Share cash consideration that is payable to stockholders who tendered during the initial offering period. Procedures for tendering Shares during the Subsequent Offering Period are the same as during the initial offering period with two exceptions: (i) Shares cannot be delivered by the guaranteed delivery procedure and (ii) pursuant to Rule 14d-7(a)(2) under the Exchange Act, Shares tendered during the Subsequent Offering Period may not be withdrawn.

Following the Subsequent Offering Period, if necessary, Purchaser intends to exercise its “top-up option” to purchase Shares from the Company at a price of $1.75 per Share in accordance with the terms of the Merger Agreement. These Shares, when added to the number of Shares owned by Purchaser as a result of the initial offer period, as extended, and the Subsequent Offer Period, may result in Purchaser owning more than 90% of the Shares then outstanding. If Purchaser owns at least 90% of the Shares after the Subsequent Offering Period and, if necessary, after Purchaser’s exercise of the “top-up option” under the terms of the Merger Agreement, Purchaser intends to merge with and into the Company in accordance with the short-form merger provisions of the DGCL, without prior notice to, or any action by, any other of the Company’s stockholders.

Upon consummation of the Merger, the Company will become a wholly-owned subsidiary of Parent, and each Share will be cancelled and (except for Shares held by Purchaser, Parent, the Company or their respective subsidiaries or Shares held by the Company’s stockholders who have and validly exercise appraisal rights under Delaware law) will be converted into the right to receive the same consideration, without interest and less any applicable withholding taxes, received by holders who tendered Shares in the Offer and the Subsequent Offering Period. In addition, upon completion of the Merger, the common stock of the Company will cease to be traded on the NASDAQ Global Market.

On May 10, 2012, the Company and H.I.G. issued a joint press release announcing the preliminary results of the Offer and the commencement of the Subsequent Offering Period. The press release is filed as Exhibit (a)(26) hereto and is incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(26)	Joint Press Release issued by H.I.G. Capital, LLC and Comverge, Inc. on May 10, 2012 (incorporated by reference to Exhibit (a)(1)(J) of Amendment No. 4 to the Schedule TO filed by Parent and Purchaser on May 10, 2012).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Comverge, Inc.

By:	/s/ R. Blake Young

Name: R. Blake Young Title: President and Chief Executive Officer

Dated: May 10, 2012